UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

AEGEA, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

00771R 107
(CUSIP Number)

c/o Scott M. Duffy, COO 772 U.S. Highway One, Suite 200 North Palm Beach, FL 33408 (561)287-5422
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2013
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00771R 107	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Scott M. Duffy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (Exchange of Securities)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States

Number of Shares		7.	Sole Voting Power 26,480,000 shares(1)(2)
Beneficially
Owned by Each		8.	Shared Voting Power 0(1)(2)
Reporting
Person With		9.	Sole Dispositive Power 26,480,000 shares(1)(2)

		10.	Shared Dispositive Power 0(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,480,000 shares(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 23%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00771R 107	Page 3 of 5

(1) The shares beneficially owned by the Reporting Person are held by Ancient Investments Revocable Trust dated July 22, 2013, Jean F. Duffy, Trustee (“Ancient Investments Trust”).  The Reporting Person has voting and dispositive control over the securities held by Ancient Investments Trust to the extent of his pecuniary interest above.

(2) Excludes an additional 260 shares of Common Stock issuable to the Reporting Person upon conversion of 260 shares of Series B Convertible Preferred Stock of the Issuer (“Preferred Stock”) held by Ancient Investments Trust.  Each share of Preferred Stock has super majority voting power equal to 1 million votes per share.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, no par value (“Common Stock”), of AEGEA, Inc., a Colorado corporation (the “Issuer”). The address of the Company's principal executive offices is 772 U.S. Highway One, Suite 200, North Palm Beach, FL 33408.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed on behalf of Scott M. Duffy (the “Reporting Person”).

(b)	The business address of the Reporting Person is c/o AEGEA, Inc., 772 U.S. Highway One, Suite 200, North Palm Beach, FL 33408.

(c)	The Reporting Person is the Chief Operating Officer of the Issuer.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Effective July 22, 2013, the Reporting Person acquired the shares of the Issuer pursuant to the terms of an Amended and Restated Share Exchange Agreement dated June 5, 2013, disclosed in the Issuer’s Form 8-K filed with the SEC on July 24, 2013 (the “Share Exchange”).   Pursuant to the Share Exchange Agreement, the Issuer issued 94,000,000 shares of its Common Stock in exchange for 100% of the membership interests of AEGEA, LLC; of which the Reporting Person was a member. Upon completion of the transaction, AEGEA LLC became a wholly-owned subsidiary of the Issuer.  Pursuant thereto, the Reporting Person exchanged his membership interests in exchange for his shares in the Issuer.

CUSIP No. 00771R 107	Page 4 of 5

Item 4.	Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock of the Issuer as a result of the Share Exchange described in Item 3 above.

Other than as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure; (vi) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (ix) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)
The Reporting Person is deemed the beneficial owner of 26,480,000 shares of Common Stock of the Issuer representing 23% of the Common Stock of the Issuer outstanding as of the date of this filing. This number includes: (i) 26,480,000 shares of Common Stock currently owned by Reporting Person and (ii) no currently exercisable options.

(b)
The Reporting Person has sole voting power over 26,480,000 shares of the Common Stock and shared voting power over 0 shares of the Common Stock. It has sole dispositive power over 26,480,000 shares of the Common Stock and shared dispositive power over 0 shares of the Common Stock.

(c)	Except as reported above in Item 3, the Reporting Person has not affected any transactions in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreement referred to herein is incorporated herein by reference.

The Reporting Person holds no options to purchase shares of Common Stock and the Issuer does not have a stock option or incentive plan.  Other than as set forth herein, the Reporting Person has no interest in any securities of the Issuer.   There is no agreement to issue to the Reporting Person additional securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

CUSIP No. 00771R 107	Page 5 of 5

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2013

By:	/s/ Scott M. Duffy
Scott M. Duffy